Exhibit 1.2

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 Canada
T: +1.604. 331.8772 Toll Free 1.877.529.8475 F: +1.604.331.8773 E: info@oromin.com W: www.oromin.com

July 4, 2013	Trading Symbol: TSX – OLE
OTC/BB – OLEPF
Website: www.oromin.com

OROMIN MAILS DIRECTORS’ CIRCULAR AND ADVISES SHAREHOLDERS TO TAKE NO ACTION AT THIS TIME

Vancouver, B.C. – Oromin Explorations Ltd. (the “Company” or “Oromin”) announces that it has mailed its directors’ circular (the “Directors’ Circular”) in response to the unsolicited offer (the “Teranga Offer”) from Teranga Gold Corporation (“Teranga”) to acquire all of the issued and outstanding common shares of Oromin (the “Oromin Shares”) (other than Oromin Shares already owned by Teranga), for consideration of 0.582 of a common share of Teranga for each Oromin Share held and upon the other terms and subject to the conditions set forth in the Teranga Offer.

The Directors’ Circular contains no recommendation of Oromin’s board of directors (the “Board”) as to whether Oromin shareholders should accept or reject the Teranga Offer, but asks Oromin’s shareholders to defer making a decision until there is a recommendation from the Board in a supplemental directors’ circular, which will be sent to shareholders before the expiry time of the Teranga Offer.

In response to the Teranga Offer, an independent committee of the Board (the “Special Committee”) was constituted and given the mandate to review and consider the Teranga Offer and to develop and review alternatives that would maximize value for Oromin and its shareholders.

The reasons for not making a recommendation at this time are outlined in the Directors’ Circular and they include: the fact that the Special Committee is pursuing value-maximizing alternatives; the uncertainty of the outcome of the litigation commenced by Bendon International Ltd. (“Bendon”); the uncertainty arising from Bendon’s opposition to the Teranga Offer and asserting its rights under the Oromin joint venture shareholders agreement; and the uncertainty regarding the 25% back-in right available to Sénégalese nationals. Details regarding these reasons are set out in the Directors’ Circular, which has been filed by Oromin with the Canadian securities regulatory authorities and the Directors’ Circular will be available for review on the Company’s website at www.oromin.com and on the Canadian SEDAR website at www.sedar.com. Oromin shareholders are urged to read the Directors’ Circular carefully and in its entirety.

The Directors' Circular also identifies, as one of the reasons for not making a recommendation at this time, the uncertainty of the composition of the Teranga board of directors due to nominations by Mineral Deposits Limited (“MDL”) of three individuals for election to the board of directors of Teranga. Earlier today, MDL issued a news release indicating that it is withdrawing its proposed nominees. While this would appear to clarify the likely composition of the Teranga board of directors, the other reasons for not making a recommendation at this time continue to give rise to uncertainty and, as a result, there is no change in the current position of the Board.

The Teranga Offer is currently open until 9:00 p.m. (Toronto time) on July 30, 2013, and there is no need for Oromin shareholders to do anything immediately.

Oromin advises its shareholders to carefully review the Directors’ Circular and to TAKE NO ACTION in response to the Teranga Offer at this time and NOT TO TENDER their Oromin Shares to the Teranga Offer.

Oromin has appointed Georgeson Shareholder Communications Canada Inc. (“Georgeson”) as its Information Agent. Inquiries concerning the information in this news release should be directed to Georgeson at: Toll Free (North America): 1-866-656-4123; or Outside North America Call Collect: 1-781-575-2457; or Email: askus@georgeson.com.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President and CEO

This release contains forward-looking statements and information within the meaning of applicable Canadian securities laws and the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All statements in this release, other than statements of historical fact, that reference the offer by Teranga and the process to be followed by the Board and the Special Committee with the assistance of advisors are forward-looking statements. Although Oromin believes that the expectations expressed in such forward-looking statements are reasonable, there is no assurance that developments beyond its control will not result in Oromin’s expectations regarding such matters proving to be incorrect. Factors that could cause its expectations about the proposed takeover bid and the process to be followed by Oromin to be inaccurate include the possibility that other potential offers will emerge that will require an adjustment to the process, and that the Board or Special Committee will be unable for any reason to follow or complete the process as envisioned.